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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20059

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                Original Filing

NAME OF ISSUER: Weis Markets, Inc.

TITLE OF CLASS OF SECURITIES: Weis Markets, Inc. Common Stock

CUSIP NUMBER: 948849-104

Check the following box if a fee is being paid with this statement: [ ]








CUSIP NO. 948849-104

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(1)     Names of Reporting Persons              MICHAEL M. APFELBAUM
        SS or IRS Identification Nos.           SS# ###-##-####
        of Above Persons

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(2)     Check the Appropriate Box       (a) ____________________________________
        if a Member of a Group
        (See Instructions)              (b) ________________X___________________

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(3)     SEC Use Only

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(4)     Citizenship or Place            United States
        of Organization

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Number of Shares        (5) Sole Voting Power              24,447
Beneficially Owned      --------------------------------------------------------
Owned by Each           (6) Shared Voting Power         6,746,297
Reporting Person        --------------------------------------------------------
With                    (7) Sole Dispositive Power             88
                        --------------------------------------------------------
                        (8) Shares Dispositive Power    6,746,297
                        --------------------------------------------------------

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(9)     Aggregate Amount Beneficially
        Owned by Each Reporting Person

        6,746,385

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(10)    Check if the Aggregate Amount
        in Row (9) Excludes Certain                    N/A
        Shares (See Instructions)

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(11)    Percent of Class Represented
        by Amount in Row (9)                          16.1 %

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(12)    Type of Reporting Person                   INDIVIDUAL
        (See Instructions)


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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                (Under the Securities and Exchange Act of 1934)

Item 1(a) Name of Issuer:                      Weis Markets, Inc.
          ---------------

Item 1(b) Address of Issuer's Principal        1000 South Second Street
          -----------------------------        P.O. Box 471
          Executive Offices:                   Sunbury, PA 17801-0471
          ------------------

Item 2(a) Name of Person Filing:               MICHAEL M. APFELBAUM
          ----------------------

Item 2(b) Address of Principal Business        43 South Fifth Street
          -----------------------------        Sunbury, PA 17801
          Office, or if None, Residence:
          ------------------------------

Item 2(c) Citizenship:                         United States
          ------------

Item 2(d) Title of Class of Securities:        Weis Markets, Inc. Common Stock
          -----------------------------

Item 2(e) CUSIP Number:                        948849-104
          -------------

Item 3 See Item 12 of cover page(s) ("Type of Reporting Person") for each reporting person.

          BK = Bank as defined in Section 3(a) (6) of the Act.

          IV = Insurance Company registered under Section
               8 of the Investment Company Act

          IA = Investment Advisor registered under Section
               203 of the Investment Advisers Act of 1940

          EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund; see Section 240.13-d(l)(b)
               (1)(ii)(F)

          HC = Parent Holding Company, in accordance with
               Section 240.13-d(l)(b)(1)(ii)(G)
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Item 4   Ownership:
         ----------

               See Items 5 through 9 and 11 of cover page(s) as to each reporting person.

Item 5   Ownership of Five Percent or Less of a Class:              N/A
         ---------------------------------------------

Item 6   Ownership of More than Five Percent on                     N/A
         --------------------------------------
         Behalf of Another Person:
         -------------------------

Item 7   Identification and Classification of the                   N/A
         ----------------------------------------
         Subsidiary Which Acquired the Security
         --------------------------------------
         Being Reported by the Parent Holding Company:
         ---------------------------------------------

Item 8   Identification and Classification of Members               N/A
         --------------------------------------------
         of the Group:
         -------------

Item 9   Notice of Dissolution of Group:                            N/A
         -------------------------------

Item 10  Certification:
         --------------

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. This filing is required as a result of the undersigned serving as a Co-Trustee under the estate plans of the late Sigmund Weis, Claire Gross Weis and Claire Elizabeth Degenstein.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

                                               ----------------------------
                                               Michael M. Apfelbaum